Exhibit 23.3

Consent of Independent Registered Public Accounting Firm
To the Board of Directors of Shinyo Alliance Limited:

We consent to the use of our report dated May 9, 2008 with respect to the balance sheets of Shinyo Alliance Limited as of December 31, 2006 and 2007, and the related statements of income, shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2007, included herein and to the reference to our firm under the heading “Experts” in the registration statement.

Our report dated May 9, 2008 contains an explanatory paragraph that states that the Company has restated the statement of cash flows for the year ended December 31, 2006 to reflect the correct classification of cash flows relating to drydocking.

/s/ KPMG
KPMG
Hong Kong, China May 9, 2008